UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  December 21, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____           Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: December 21, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: December 20, 2012
12-49-TR

Teck Provides Update on Coal Shipments

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today that coal sales for the fourth quarter of 2012 are expected to exceed prior guidance of 6.2 million tonnes, and production for the first quarter of 2013 is not expected to be materially impacted by the damage to Berth 1 at Westshore Terminals. Teck will use alternative shipping options throughout the duration of the repairs at Westshore, including securing additional capacity through Neptune Terminals, Pacific Coast Terminals, Thunder Bay Terminals and Ridley Terminals. On the basis of Westshore’s estimated repair schedule for Berth 1 and expected loading capacity for Berth 2, Teck expects to have total shipping capacity of approximately six million tonnes in the first quarter of 2013.

Any expected shortfall in first quarter shipping capacity is not expected to materially affect first quarter production as there is additional inventory capacity and the potential to secure further shipping capacity at the terminals. Incremental demurrage and transportation costs due to the damage at Westshore are not expected to exceed $2 per tonne for the first quarter of 2013.  Further guidance on production and sales will be provided as usual in our quarterly earnings report.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning Teck’s response to the incident at Westshore Terminals, including shifting capacity and exploring options to move capacity to other terminals. The statements that we expect to exceed our sales guidance for Q4, the sales guidance of 6.2 million tonnes for Q4 and our expectation that the incident will not have a material impact on coal production for Q1 are also forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that may cause actual results to vary from our statements include, but are not limited to, lack of available options on reasonable terms to move capacity to other terminals and unexpected difficulty or delay in shifting capacity to other terminals even if options are available, weather-related, or other restrictions on production at our mines or on rail transportation, and further operational difficulties at the terminals.  Other factors, including those discussed in the prior sentence, that may cause our statement that we expect to meet or exceed sales guidance include further negative effects from the Westshore incident coming to light or developing over the course of time.  Our Q4 sales guidance of 6.2 million tonnes is subject to a number of other factors, including changes in conditions in the steel market, changes in foreign exchange rates, other unplanned and unexpected disruptions in production or transportation, changes in general economic conditions or conditions in the markets for steelmaking coal, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact:
Chris Stannell
Senior Communications Specialist
Tel.: 604.699.4368
chris.stannell@teck.com

Investor Contact:
Greg Waller
Vice President, Investor Relations & Strategic Analysis
Tel.: 604.699.4014
greg.waller@teck.com